CareAdvantage, Inc.

September 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jorge Bonilla

Re:	CareAdvantage, Inc.
File No. 0-26168
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Ladies and Gentlemen:

On behalf of CareAdvantage, Inc. (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated September 6, 2007. The response to the one comment is set forth below.

Response to Comment 1:

Exhibit 31 - Certifications

This confirms that the Company’s certifying officer signed certifications filed as Exhibit 31 to each of the reports set forth above in his personal capacity. The title was only used to make it clear that only one certification was being filed, as the CEO of the Company is also the acting chief financial officer. In all future filings the Company will revise the identification of the certifying individual at the beginning of the certification so as not to include the title.

* * *

In connection with the above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the U.S.

I hope that the above responds fully with your inquiries. If you have further questions, please feel free to contact me at (732) 362-5000.

Yours truly,

/s/ Dennis Mouras
Dennis Mouras,
CEO

cc:   George Neidich, Esq.
Abba David Poliakoff, Esq.